
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

March 10, 2010

Ms. Wendy Wildmen
President and Chief Executive Officer
Mascot Ventures Inc.
1802 North Carson Street, Suite 212
Carson City, NV 89701

> **Re:** **Mascot Ventures Inc.**
> **Registration Statement on Form S-1**
> **Filed February 10, 2010**
> **File No. 333-164845**

Dear Ms. Wildmen:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

Acquisition of the Monty Lode Property, page 18

1. We note that the information you provided was based on the *"Geological Evaluation Report on the Monty Lode Mining Claim, Yellow Pine Mining District, Clark County, Nevada, USA,"* prepared by Mr. Laurence Sookochoff, P. Eng., on September 23, 2009. Rule 436 of Regulation C provides that when a Securities Act filing quotes or summarizes a report or opinion of an expert, you must file as an exhibit the expert's written consent to the inclusion of the

quotation or summarization in the registration statement. Accordingly, if Mr. Sookochoff is deemed to be an expert, please include the required consent from Mr. Sookochoff in your next amendment. Alternatively, if Mr. Sookochoff is not deemed to be an expert, please revise your corresponding disclosures, as necessary.

Description of Property, page 19

2.	You state, "The property owned by Mascot Ventures, on which the net proceeds of the offering will be spent, is the Monty Lode Claim…" [Emphasis added.] This appears to contradict other disclosures in your registration statement, which indicate that you will not receive any proceeds from the sale of your common stock offered by selling security holders through the prospectus, and that all proceeds from such sales will go solely to the selling security holders. Please revise your disclosure to eliminate any inconsistency.

Market for Common Equity and Related Stockholder Matters, page 25

Holders, page 26

3.	We note your statement that "The selling stockholders are offering hereby up to 1,860,000 shares of common stock at an exercise price of $0.10 per share [emphasis added]." Please explain what is meant by "exercise" price, or revise to remove the reference to an "exercise" price.

SEC Filing Plan, page 27

4.	Upon effectiveness of this Form S-1, you will be subject to the reporting obligations of Regulation 15D under the Exchange Act of 1934. Revise your statement that you "intend to become a reporting company" to indicate that you will be required to file annual and periodic reports subsequent to the effectiveness of the Form S-1.

Directors, Executive Officers, Promoters and Control Persons, page 29

5.	On pages 29 and 30, Wendy Wildmen is referred to as "Ms. Wildmen." However, on page 32, and in Exhibit 10.1, Wendy Wildmen is referred to as "Mr. Wildmen." On page 29, Wendy Wildmen's age is stated to be 59; on page 30, it is stated to be 50. Please advise us regarding these inconsistencies and correct your filing accordingly throughout.

6.	On page 29, Clive Hope is referred to as "Ms. Clive Hope." On page 30, Clive Hope is referred to as "Mr. Hope." On page 29, Clive Hope's age is stated to be

55; on page 30, it is stated to be 59. Please advise us regarding these inconsistencies and correct your filing accordingly throughout.

Certain Relationships and Related Transactions, page 32

7.   We note that you have not included here all of the items reported in Note 3 to the financial statements on pages F-9 and F-10. Please explain.

Financial Statements, page F-1

Note 1 – Nature of Operations, page F-7

8.   You state in the first sentence of the second paragraph, "These financial statements have been prepared on a going concern basis which assumes the Company will <u>not</u> be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future." [Emphasis added.] It appears, however, that your use of the word "not" is inconsistent with other disclosures in your filing, and the fact that the financial statements were prepared assuming you are a going concern, though there is also significant doubt as to your ability to continue as a going concern, expressed by you and your auditor. Please revise your disclosure to eliminate any inconsistency.

Information Not Required in Prospectus, page II-1

Other Expenses of Issuance and Distribution, page II-1

9.   The amount of SEC Registration Fee you indicate in the table presented here amounts to $10.38, which does not agree with the corresponding amount presented on the cover of the filing, which is $13.26. Please revise your disclosure to eliminate any inconsistency.

Undertakings, page II-3

10.   We note that the language in your Undertakings differs somewhat from the language required by Item 512 of Regulation S-K. Please ensure that you conform the language in your filing to the requirements of Item 512.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Donald Delaney at (202) 551-3863 or Christopher White, Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact Norman Gholson at (202) 551-3237 or Laura Nicholson at (202) 551-3584 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director